DOWNLOAD FORMATTING INSTRUCTIONS FOR CORRECT PAGINATION:
     PAGE SETUP: .5"TOP, .5"BOTTOM, .5"LEFT, .5"RIGHT
     TYPE: COURIER NEW, 10pt

BEGIN PAGE AT "START"























(This space intentionally left blank.)

                                                        OMB Number:  3235-0419
                                                       Expires: March 31, 2000

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  FORM 10-SB/A


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934


                              IDAHO TECHNICAL, INC.
                          -----------------------------
                 (Name of Small Business Issuer in its charter)


                         Idaho                        82-0507874
                 ---------------------             ---------------
              (State or other jurisdiction of     (I.R.S. Employer
              incorporation or organization)      Identification No.)


                    6352 Almquist Avenue
                    P.O. Box 396
                    Murray,  Idaho                            83874
            ---------------------------------------          --------
             (Address of principal executive offices)     Zip code)

                    Issuer's telephone number: (208) 682-4739
                                              ---------------


Securities  to  be  registered  pursuant  to  Section 12(b) of the Act:     none

Securities  to  be  registered  pursuant to Section 12(g) of the Act:

                                    Common Stock
                                --------------------
                                 (Title  of  Class)

















Submission page 1 of
38

IDAHO TECHNICAL, INC.
FORM 10SB/A
JULY 15, 1999


TABLE OF CONTENTS
                                                                      Submission
                                                                            Page
                                                                            ----
PART  I

Item  1.     Description  of  Business                                         3

Item  2.     Plan  of  Operation                                               8

Item  3.     Description  of  Property                                        12

Item  4.     Security Ownership of Certain Beneficial Owners and Management   12

Item  5.     Directors, Executive Officers, Promoters and Control Persons     14

Item  6.     Executive  Compensation                                          16

Item  7.     Certain Relationships and Related Transactions                   16

Item  8.     Description  of  Securities                                      17

PART  II

Item  1.     Market for Common Equities and Related Stockholder Matters       17

Item  2.     Legal  Proceedings                                               19

Item  3.     Changes in and Disagreements with Accountants                    19

Item  4.     Recent  Sales of Unregistered Securities                         19

Item 5.      Indemnification of Directors and Officers                        19

PART  F/S

Financial  Statements                                                         20

PART  III

Item  1.     Index  to  Exhibits                                              28

Signatures                                                                    28

EX 3.1                                                                        29

EX 3.2                                                                        32

EX 27                                                                         38






Submission page 2 of 38

IDAHO TECHNICAL, INC.

FORM 10SB/A
JULY 15, 1999

                                      PART I



Item  1.     Description  of  Business

Idaho Technical, Inc. (the "Company") was incorporated on July 27, 1968 under the laws of the State of Idaho, under the name Idaho Copper and Gold, Inc. for the purpose of exploration of 27 unpatented claims in the East Couer D' Alene
Mining District in Idaho. During 1968 and 1969, the Company engaged in initial exploration and assessment of its claims and the construction of mining roads and tunnels. These services were paid for by the Company issuing its stock.
The Company continued exploration and assessment work on its claims until 1990, continuing to issue stock in lieu of cash payments to various independent contractors who performed these services. Since 1990, the Company has been inactive and has undertaken no business operations to date. Since the Company abandoned its claims and has no other assets, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. Recently, the Company amended its Articles of Incorporation to permit the Company to engage in any and all legal activities. The Board of Directors of the Company has elected to commence implementation of the Company's principal business purpose, described below under "Item 2 - Plan of Operation."

The Company is filing this registration statement on a voluntary basis because the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a public company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Company.

The Company has been in the developmental stage since 1990 and has had no operations since 1990. The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities or undertake any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan described herein.

Forward  Looking  Statements

The Company cautions readers regarding certain forward looking statements in the following  discussion  and elsewhere in this registration statement or any other statement  made  by,  or  on the behalf of the Company, whether or not in future filings with the Securities and Exchange Commission.  Forward looking statements are  not  based  on  historical  information  but  relate  to future operations, strategies, financial results or other developments.  Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject
to  significant   business,   economic   and   competitive   uncertainties   and
contingencies, many of which are beyond the Company's control and many of which, with  respect  to  future  business  decisions,  are  subject  to change.  These uncertainties and contingencies can affect actual results and could cause actual results  to  differ  materially  from  those  expressed  in  any forward looking statements  made  by,  or  on behalf of, the Company.  The Company disclaims any obligation  to  update  forward  looking  statements.



Submission page 3 of 38

IDAHO TECHNICAL, INC.
FORM 10SB/A
JULY 15, 1999


The Company's business is subject to numerous risk factors, including the following:

No Operating History or Revenue and Minimal Assets. The Company has had no operating history since 1990 nor any revenues or earnings from operations. The
Company has no significant assets nor financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

Speculative  Nature  of  Company's  Proposed  Operations.  The  success  of  the
Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

Scarcity  of  and  Competition for Business Opportunities and Combinations.  The
Company  is and will continue to be an insignificant participant in the business of  seeking  mergers with, joint ventures with and acquisitions of small private
and public entities.   A large number of established and well-financed entities,
including  venture  capital  firms,  are  active  in mergers and acquisitions of companies  which may be desirable target candidates for the Company.  Nearly all
such  entities  have  significantly   greater  financial  resources,   technical
expertise  and  managerial  capabilities than the Company and, consequently, the
Company  will  be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination.  Moreover, the
Company  will  also  compete  in  seeking  merger or acquisition candidates with numerous  other  small  public  companies.

No  Agreement  for  Business  Combination or Other Transaction- No Standards for
Business Combination. The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company.
There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.



Submission page 4 of 38

IDAHO TECHNICAL, INC.
FORM 10SB/A
JULY 15, 1999

Continued Management Control, Limited Time Availability. While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of the Company. None of the Company's officers has entered into a written employment agreement with the Company and none is expected to do so in the foreseeable future. The Company has not obtained key man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See "Item 5 -
Directors,  Executive  Officers,  Promoters  and  Control  Persons."

Conflicts  of Interest - General.   Officers and directors of the Company may in
the  future  participate  in  business ventures which could be deemed to compete directly with the Company.  Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors  are  involved  in  the  management of any firm with which the Company transacts  business.  Management  has adopted a policy that the Company will not seek  a  merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold  any  ownership  interest.

Reporting Requirements May Delay or Preclude Acquisition.  Sections 13 and 15(d)
of  the  Securities  Exchange Act of 1934 (the "Exchange Act") require companies subject  thereto  to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two,  or  three  years,  depending on the relative size of the acquisition.  The time  and  additional  costs  that  may  be  incurred by some target entities to
prepare  such  statements  may  significantly   delay  or  essentially  preclude
consummation  of  an otherwise desirable acquisition by the Company. Acquisition prospects  that  do  not  have  or  are  unable  to  obtain the required audited statements  may  not  be  appropriate  for  acquisition so long as the reporting requirements  of  the  1934  Act  are  applicable.

Lack  of  Market  Research  or Marketing Organization.   The Company has neither
conducted,  nor  have  others  made  available to it, results of market research indicating  that  market  demand exists for the transactions contemplated by the
Company.  Moreover, the Company does not have, and does not plan to establish, a marketing  organization.  Even in the event demand is identified for a merger or acquisition  contemplated by the Company, there is no assurance the Company will be  successful  in  completing  any  such  business  combination.

Lack of Diversification. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with a business opportunity. Consequently, the Company's activities may be limited to those engaged in by business opportunities which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.








Submission page 5 of 38

IDAHO TECHNICAL, INC.
FORM 10SB/A
JULY 15, 1999

Regulation. Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment
Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

Probable  Change  in Control and  Management.   A business combination involving
the  issuance  of the Company's Common Shares will, in all likelihood, result in shareholders  of  a  private  company  obtaining  a  controlling interest in the
Company.  Any such business combination may require management of the Company to sell  or  transfer all or a portion of the Company's Common Shares held by them, or  resign  as  members of the Board of Directors of the Company.  The resulting change  in control of the Company could result in removal of one or more present officers  and  directors  of  the  Company  and  a corresponding reduction in or elimination  of  their  participation  in  the  future  affairs  of the Company.

Reduction  of  Percentage  Share Ownership Following Business Combination.   The
Company's  primary plan of operation is based upon a business combination with a private  concern  which,  in all likelihood, would result in the Company issuing securities  to  shareholders  of  any  such  private  company.  The  issuance of previously  authorized and unissued Common Shares of the Company would result in reduction  in percentage of shares owned by present and prospective shareholders of  the  Company  and  may  result  in  a change in control or management of the
Company.

Disadvantages of Blank Check Offering. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

Taxation.  Federal  and state tax consequences will, in all likelihood, be major
considerations   in  any   business  combination  the   Company  may  undertake.
Currently,  such  transactions  may  be  structured  so as to result in tax-free treatment  to  both  companies,  pursuant  to  various  federal  and  state  tax provisions.  The  Company intends to structure any business combination so as to minimize  the  federal  and  state  tax consequences to both the Company and the
target  entity;  however,   there  can  be  no  assurance  that  such   business
combination will meet the statutory requirements of a tax-free reorganization or that  the parties will obtain the intended tax-free treatment upon a transfer of stock or assets.  A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to  the  transaction.


Submission page 6 of 38

IDAHO TECHNICAL, INC.
FORM 10SB/A
JULY 15, 1999

Requirement  of   Audited    Financial   Statements    May  Disqualify  Business
Opportunities.  Management  of  the Company believes that any potential business opportunity  must  provide  audited  financial  statements  for  review, for the protection  of  all parties to the business combination.  One or more attractive business  opportunities  may  choose  to  forego  the  possibility of a business combination  with  the  Company,  rather than incur the expenses associated with preparing  audited  financial  statements.

Item  2.  Plan  of  Operation

The  Company  intends  to seek to acquire assets or shares of an entity actively engaged  in  business  which generates revenues, in exchange for its securities.
The  Company has no particular acquisitions in mind and has not entered into any negotiations  regarding  such  an  acquisition.  None of the Company's officers, directors,  promoters  or  affiliates have engaged in any preliminary contact or
discussions  with  any  representative  of  any  other   company  regarding  the
possibility  of  an  acquisition  or  merger  between the Company and such other company  as  of  the  date  of  this  Registration  Statement.

The Company has no full time employees. The Company's President and Secretary have agreed to allocate a portion of their time to the activities of the Company, without compensation. These officers anticipate that the business plan of the Company can be implemented by their devoting minimal time per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officers. See "Item 5
-  Directors,  Executive  Officers,  Promoters  and  Control Persons - Resumes."

The Company's officers and directors may, in the future, become involved with other companies who have a business purpose similar to that of the Company. As a result, additional potential conflicts of interest may arise in the future. If such a conflict does arise and an officer or director of the Company is presented with business opportunities under circumstances where there may be a doubt as to whether the opportunity should belong to the Company or another
"blank check" company they are affiliated with, they will disclose the opportunity to all such companies. If a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company has no preference as to which company will merge or acquire such target company, the company which first filed a registration statement with the Securities and Exchange Commission will be entitled to proceed with the proposed transaction.

The Bylaws of the Company provide that the Company shall possess and may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See "Part II - Item 5 - Indemnification of Directors and
Officers."










Submission page 7 of 38

IDAHO TECHNICAL, INC.
FORM 10SB/A
JULY 15, 1999

General  Business  Plan

The  Company's  purpose  is  to  seek,  investigate  and,  if such investigation warrants,  acquire  an  interest  in  business  opportunities presented to it by persons  or  firms  who  or  which desire to seek the perceived advantages of an
Exchange  Act  registered corporation.  The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate  in  a  business  venture  of  virtually  any  kind or nature.  This discussion  of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.  Management anticipates that it may be  able  to  participate  in  only  one  potential business venture because the
Company  has  nominal  assets  and limited financial resources.  See "Part F/S -
Financial  Statements."   This  lack  of  diversification should be considered a
substantial  risk  to shareholders of the Company because it will not permit the
Company  to offset potential losses from one venture against gains from another.

The  Company  may  seek a business opportunity with entities which have recently commenced  operations,  or which wish to utilize the public marketplace in order to  raise additional capital in order to expand into new products or markets, to
develop a new product or service, or for other corporate purposes.   The Company
may acquire assets and establish wholly owned subsidiaries in various businesses or  acquire  existing  businesses  as  subsidiaries.

The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders and other factors.
Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets.
However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Securities Exchange Act of 1934 (the "34 Act") specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act.
Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.


Submission page 8 of 38

IDAHO TECHNICAL, INC.
FORM 10SB/A
JULY 15, 1999

The  analysis  of new business opportunities will be undertaken by, or under the supervision  of,  the  officers  and directors of the Company, none of whom is a professional business analyst.  Management intends to concentrate on identifying preliminary  prospective  business  opportunities  which  may  be brought to its attention  through present associations of the Company's officers and directors,
or  by   the  Company's   shareholders.   In  analyzing   prospective   business
opportunities, management will consider such matters as the available technical,
financial  and  managerial  resources;  working  capital  and   other  financial
requirements; history of operations, if any; prospects for the future; nature of present  and  expected  competition;  the  quality  and experience of management services  which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable  but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit;
the perceived public recognition of acceptance of products, services, or trades;
name  identification; and other relevant factors.  Officers and directors of the
Company  expect  to  meet  personally  with  management and key personnel of the business  opportunity  as  part of their investigation.  To the extent possible, the  Company  intends  to  utilize written reports and personal investigation to evaluate  the  above  factors.  The  Company  will not acquire or merge with any company  for  which  audited  financial  statements  cannot be obtained within a reasonable  period  of  time  after  closing  of  the  proposed  transaction.

Management of the Company, while not especially experienced in matters relating to the new business of the Company, shall rely upon their own efforts and, to a much lesser extent, the efforts of the Company's shareholders, in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, management will review such consultant or advisor's credentials as well as his or her experience and reputation in providing advice to management in implementing its business plan, which services will be limited to analysis of a prospective merger or acquisition candidate to assist management in evaluating a particular candidate and any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company has no cash assets with which to pay such obligation.
There have been no contracts or agreements with any outside consultants and none are anticipated in the future.

The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

It is anticipated that the Company will incur nominal expenses in the implementation of its business plan described herein. Because the Company has no capital with which to pay these anticipated expenses, present management of the Company will pay these charges with their personal funds, as interest free



Submission page 9 of 38

IDAHO TECHNICAL, INC.
FORM 10SB/A
JULY 15, 1999

loans to the Company. However, the only opportunity which management has to have these loans repaid will be from a prospective merger or acquisition candidate. Management has agreed among themselves that the repayment of any loans made on behalf of the Company will not impede, or be made conditional in any manner, to consummation of a proposed transaction.

Acquisition  of  Opportunities


In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company. Any terms of sale of the shares presently held by officers and/or directors of the Company will be also afforded to all other shareholders of the Company on similar terms and conditions. Any and all such sales will only be made in compliance with the securities laws of the United
States  and  any  applicable  state.

It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state  securities  laws. In some circumstances, however, as a negotiated element of  its  transaction,  the  Company  may agree to register all or a part of such securities  immediately  after  the  transaction  is consummated or at specified
times  thereafter.   If  such  registration  occurs,   of  which  there  can  be
no  assurance,  it  will  be  undertaken  by  the  surviving  entity  after  the
Company  has  successfully consummated a merger or acquisition and  the  Company is  no longer considered a "shell" company.  Until such time as this occurs, the
Company will not attempt to register any additional securities. The  issuance of substantial  additional  securities  and  their potential sale into any  trading market  which  may  develop  in  the  Company's securities may have a depressive effect  on  the  value  of  the  Company's  securities in the future, if such  a market  develops,  of  which  there  is  no  assurance.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, would retain less than 20% of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such shareholders.

As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise. The manner in which


Submission page 10 of 38

IDAHO TECHNICAL, INC.
FORM 10SB/A
JULY 15, 1999


the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's pre-merger shareholders.

The  Company  will  participate  in  a  business   opportunity  only  after  the
negotiation  and execution of appropriate written agreements. Although the terms of  such  agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify  certain  events  of  default,  will detail the terms of closing and the conditions  which  must  be  satisfied  by  each  of  the
parties  prior  to  and  after  such closing, will outline the manner of bearing costs,  including costs associated with the Company's attorneys and accountants, will  set  forth remedies on default and will include miscellaneous other terms.

As  stated  herein  above, the Company will not acquire or merge with any entity
which  cannot  provide  independent  audited   financial  statements   within  a
reasonable  period  of  time  after  closing  of  the proposed transaction.  The
Company  is subject to all of the reporting requirements included in the 34 Act.
Included  in  these  requirements is the affirmative duty of the Company to file independent  audited  financial  statements  as  part  of  its  Form  8-K  to be filed  with  the  Securities  and  Exchange  Commission upon consummation  of  a
merger   or  acquisition,   as  well   as  the   Company's   audited   financial
statements  included  in  its   annual  report  on  Form  10-K  (or  10-KSB,  as
applicable).  If such audited financial statements are not available at closing, or  within time parameters necessary to insure the Company's compliance with the requirements  of  the 34 Act, or if the audited financial statements provided do not  conform  to the representations made by the candidate to be acquired in the closing  documents,  the  closing  documents  will  provide  that  the  proposed transaction will be voidable, at the discretion of the present management of the
Company.  If  such  transaction  is  voided,  the  agreement will also contain a provision  providing for the acquisition entity to reimburse the Company for all costs  associated  with  the  proposed  transaction.











Submission page 11 of 38

IDAHO TECHNICAL, INC.
FORM 10SB/A
JULY 15, 1999

Year  2000  Disclosure

Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. As a result, many companies will be required to undertake major projects to address the Year 2000 issue. Because the Company has no assets, including any personal property such as computers, it is not anticipated that the Company will incur any negative impact as a result of this potential problem. However, it is possible that this issue may have an impact on the Company after the Company successfully consummates a merger or acquisition. Management intends to address this potential problem with any prospective merger or acquisition candidate.
There can be no assurances that new management of the Company will be able to avoid a problem in this regard after a merger or acquisition is so consummated.

Competition

The  Company  will  remain  an  insignificant  participant among the firms which engage  in the acquisition of business opportunities. There are many established
venture  capital  and  financial  concerns  which  have   significantly  greater
financial  and  personnel resources  and  technical  expertise than the Company.
In view of the Company's combined  extremely  limited  financial  resources  and
limited  management  availability,  the   Company  will  continue  to  be  at  a
significant  competitive  disadvantage  compared  to the Company's  competitors.


Item  3.  Description  of  Property

The Company has no properties and at this time has no agreements to acquire any properties. The Company intends to attempt to acquire assets or a business in exchange for its securities which assets or business is determined to be desirable for its objectives.

The  Company  operates  from  its offices at 6352 Almquist Avenue, P.O. Box 396,
Murray, Idaho 83874. This space is provided to the Company on a rent free basis by David A. Miller, a director/officer/shareholder of the Company, and it is anticipated that this arrangement will remain until such time as the Company successfully consummates a merger or acquisition. Management believes that this space will meet the Company's needs for the foreseeable future.

Item  4.  Security  Ownership  of  Certain  Beneficial  Owners  and  Management

The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities, as well as the securities of the Company beneficially owned by all directors and officers of the Company. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.







Submission page 12 of 38

IDAHO TECHNICAL, INC.
FORM 10SB/A
JULY 15, 1999


                  Name and                    Amount  and
                  Address  of                 Nature  of
                  Beneficial                  Beneficial          Percent  of
Title  of  Class  Owner                       Owner               Class
----------------  --------------------------  ------------------  ----------
Common            David A. Miller(1)                  503,000        17.9%
                  P.O. Box 396
                  Murray, Idaho 83874

Common            C.F Pears                           900,000        32.1%
                  P.O. Box 85
                  Silverton, Idaho 83867

Common            Dale F. Miller(1)                   354,000        12.6%
                  P.O. Box 396
                  Murray, Idaho 83874

Common            Sam Petersen                        330,000        11.7%
                  The Academy
                  Room 302
                  1216 N. Superior
                  Spokane,
                  Washington  99202

Common            Helen Cornell                       225,000        08.0%
                  1284 Woodlawn Dr.
                  Hayden, Idaho  83835

Common            Jeannie B. Miller(1)                153,000        05.4%
                  P.O. Box 142
                  Clark Fork,
                  Idaho 83811

Common            All Officers and
                  Directors as a
                  Group (3 persons)                 1,010,000       36.0%

(1)  Officer  and  Director  of  the  Company.

The  balance  of  the  Company's  securities  are  held  by  forty  persons.

Item  5.  Directors,  Executive  Officers,  Promoters  and  Control  Persons.

The  directors  and  officers  of  the  Company  are  as  follows:

Name                         Age               Position
----                         ---               --------
Dale F. Miller               64                President, Director
David A. Miller              44                Secretary,
                                               Treasurer, Director
Jeannie B. Miller            61                Director

Submission page 13 of 38

IDAHO TECHNICAL, INC.
FORM 10SB/A
JULY 15, 1999

The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors.

The Company does not presently intend to issue any additional stock to management or promoters or their affiliates or associates in exchange for their services or for any other consideration. However, if a business opportunity is found which meet the criteria for the Company, incentive stock options may be considered for management only by the Board of Directors, but only under a strict set of criteria based upon the performance of the Company.

There are no agreements or understanding for any officer or director to resign at the understanding of any other person and none of the officers or directors are acting on behalf or will act at the direction of any other person.

Only the participation of the named officers and directors will be material to the operations of the Company and no promoters exist who will act on behalf of the Company.

Resumes

Dale F. Miller, President and Director. Mr. Miller has been engaged in the creation of jewelry which he sells at the family owned gift store in Murray, Idaho. Mr. Miller has no formal education but has spent considerable time in the local entertainment business as a singer-songwriter. He has also engaged on a limited basis in the prospecting and exploration of gold and other minerals in the local area. Mr. Miller is married to Jeannie Miller and is David Miller's father.

David A. Miller, Secretary/Treasurer and Director. Mr. Miller has owned and operated the family gift store in Murray, Idaho for approximately eight years. He has also been involved in the local mining, logging and building businesses in recent years.

Jeannie B. Miller, Director. Ms. Miller has been engaged in the local area as a singer-songwriter. Ms. Miller also operates her own antique business. Along with her husband, Ms. Miller has also engaged in the local mining business.

Prior  "Blank  Check"  Experience

No officer or director of the Company has been an officer or director of any "blank check" public reporting company, and no officer or director has ever promoted, is promoting or will be promoting any other blank check company during their tenure as an officer and director of the Company.

Conflicts  of  Interest

Members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.
Submission page 14 of 38

IDAHO TECHNICAL, INC.
FORM 10SB/A
JULY 15, 1999

The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company.

Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Furthermore, no officer or director of the Company has ever promoted, is promoting or will be promoting any other blank check company during their tenure as an officer and director of the Company. Accordingly, there presently exists no conflict of interest in this regard. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

Investment  Company  Act  of  1940

Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences. The Company's Board of Directors unanimously approved a resolution stating that it is the Company's desire to be exempt from the Investment Company Act of 1940 via Regulation 3a-2 thereto.







Submission page 15 of 38

IDAHO TECHNICAL, INC.
FORM 10SB/A
JULY 15, 1999

Item  6.  Executive  Compensation.

None of the Company's officers and/or directors receive any compensation for their respective services rendered unto the Company, except 1,010,000 shares of common stock valued at $5,050.00 in 1998. They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. As of the date of this Registration Statement, the Company has no funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company and the Company does not intend to issue any securities to its officers and/or directors in consideration for their services.

It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.


It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered  by  the  acquisition  or  merger  candidate,  because  the Company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of this Registration Statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Item  7.  Certain  Relationships  and  Related  Transactions.

There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.


Submission page 16 of 38

IDAHO TECHNICAL, INC.
FORM 10SB/A
JULY 15, 1999

Item  8.  Description  of  Securities.

The Company's authorized capital stock consists of 60,000,000 shares, all of which are Common Shares, par value $0.005 per share. There are 2,797,130 Common Shares issued and outstanding as of the date of this filing. There are no preferred shares authorized, issued or outstanding.

Common Stock. All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and non-assessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.


The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions.

Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein.

                                     PART II

Item  1.  Market  Price  for  Common  Equity  and  Related  Stockholder Matters.

There is no trading market for the Company's Common Stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities and management does not intend to initiate any such discussions until such time as the Company has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     a. Market Price. The Company's Common Stock is not quoted at the present time.






Submission page 17 of 38

IDAHO TECHNICAL, INC.
FORM 10SB/A
JULY 15, 1999

The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:
(i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has established criteria for continued NASDAQ eligibility. In order to continue to be included on NASDAQ, a company must maintain
$2,000,000 in total assets, a $200,000 market value of its publicly traded securities and $1,000,000 in total capital and surplus. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share, provided, however, that if a company falls below such minimum bid price it will remain eligible for continued inclusion on NASDAQ if the market value of its publicly traded securities is at least $1,000,000 and the Company has $2,000,000 in capital and surplus. The NASD is presently considering increasing these standards, but as of the date of this Registration Statement, no definitive action has been taken in this regard.

Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.



Submission page 18 of 38

IDAHO TECHNICAL, INC.
FORM 10SB/A
JULY 15, 1999

     b. Holders. There are Forty (40) holders of the Company's Common Stock. From 1968 to 1990 the Company issued its common stock to various independent contractors and employees for their services in exploring and assessing the Company's 27 unpatented claims. Presently there are 2,797,130 shares of the Company's common stock outstanding with 60,000,000 common shares authorized. All of the issued and outstanding shares of the Company's Common Stock were issued pursuant to exemption from the registration requirements included under the predecessor to Rule 506 of Regulation D of the Securities Act of 1933, as amended.

As of the date of this Registration Statement, 2,797,130 shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one-year holding period, under certain circumstances, may sell within any three-month period, a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

     c. Dividends. The Company has not paid any dividends to date and has no plans to do so in the immediate future.

Item  2.  Legal  Proceedings.

There  is  no  litigation  pending  or  threatened  by  or  against the Company.

Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

The Company has only been audited by its current accountants and has no disagreements with the findings of said accountants.

Item  4.  Recent  Sales  of  Unregistered  Securities.

None.

Item  5.  Indemnification  of  Directors  and  Officers.

The Company's By-Laws include provisions providing for the indemnification of officers and directors and other persons against expenses, judgments, fines and amounts paid in settlement in connection with threatened, pending or completed suits or proceedings against such persons by reason of serving or having served as officers, directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith and in the best interests of the Company. With respect to matters as to which the Company's officers and directors and others are determined to be liable for misconduct or negligence, including gross negligence in the performance of their duties to the Company, Idaho law provides for indemnification only to the extent that the court in which the action or suit is brought determines that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.


Submission page 19 of 38

IDAHO TECHNICAL, INC.
FORM 10SB/A
JULY 15, 1999

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act, and is therefore unenforceable.

In accordance with the laws of the State of Idaho, the Company's By-Laws authorize indemnification of a director, officer, employee, or agent of the Company for expenses incurred in connection with any action, suit, or proceeding to which he or she is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his or her duty. In addition, even a director, officer, employee, or agent of the Company who was found liable for misconduct or negligence in the performance of his or her duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling the issuing Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


                                    PART F/S

Financial  Statements.

The following financial statements are attached to this Registration Statement and filed as a part thereof. See submission page 21.

1)  Table  of  Contents  -  Financial  Statements
2)  Independent  Auditors'  Report
3)  Balance  Sheets
4)  Statement  of  Revenues  and  Expenses
5)  Statement  of  Cash  Flows
6)  Statement  of  Changes  in  Stockholders'  Equity
7)  Notes  to  Financial  Statements

























Submission page 20 of 38

IDAHO TECHNICAL, INC.
FORM 10SB/A

JULY 15, 1999



IDAHO TECHNICAL, INC
(A Development Stage Company)
Financial Statements


INDEPENDENT AUDITORS' REPORT                                            2

FINANCIAL STATEMENTS

     Balance sheet                                                      3

     Statements of operations                                           4

     Statements of stockholders' equity                                 5

     Statements of cash flows                                           6

     Notes to financial statements                                      7












(This space left intentionally blank.)

























Submission page 21 of 38

(Letter  head,  LeMaster  &  Daniels)



                          INDEPENDENT  AUDITORS'  REPORT


Stockholders  and  Board  of  Directors

Idaho  Technical,  Inc.
Murray,  Idaho

We have audited the accompanying balance sheet of Idaho Technical, Inc. (a development stage company) as of February 28, 1999, and the related statements of operations, stockholders' equity, and cash flows for the years ended February 28, 1999 and 1998, and for the period from August 1, 1968 (date of inception) to February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Idaho Technical, Inc., as of February 28, 1999, and the results of it's operations and its cash flows for the years ended February 28, 1999 and 1998, and for the period from August 1, 1968 (date of inception) to February 28, 1999, in accordance with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company with no significant operating revenues to date which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  LeMaster  &  Daniels  PLLC

Coeur  d'Alene,  Idaho
March  1,  1999

















                                       2
Submission page 22 of 38

Idaho Technical, Inc.
(a development stage company)

Balance Sheet



                                                                            May 31,
                                                         February 28,        1999
                                                            1999          (unaudited)
                                                        ------------    -------------
Assets                                                  $       -       $       -
                                                        ------------    -------------
                                                        $       -       $       -
                                                        ============    =============

Liabilities                                             $       -               -

Stockholders' Equity:

  Accounts payable                                                       $    1,715

  Common stock - 60,000,000 shares,
     $.005 par value, authorized:
     2,797,130 shares issued and outstanding                 13,986          13,986
  Additional paid-in capital                                 80,871          86,871
  Deficit accumulated during the development stage          (94,857)        (96,572)
                                                        ------------    -------------
          Total stockholders' equity                            -       $    (1,715)
                                                        ------------    =============
                                                        $        -
                                                        ============























See accompanying notes to financial statements.

                                             3
Submission page 23 of 38

Idaho Technical, Inc.
(a development stage company)

Statements of Operations



                                                 Period from August     (Unaudited)
                                                 1, 1968 (Date of    Three Months Ended
                       Years ended February 28,   Inception) to       May 31,    May 31,
                           1999         1998     February 28, 1999      1998      1999
                        -----------  ----------  -----------------    --------  --------
Revenues                $      -     $     -      $         -         $   -     $   -

Expenses                     5,500         -             5,500            500     1,715
                        -----------  ----------  -----------------    --------  --------
Net Loss From
  Operations                (5,500)        -             (5,500)         (500)   (1,715)

Loss From Discontinued
  Operations                   -           -             (89,357)         -         -
                        -----------  ----------  -----------------    --------  --------

Net Loss                $   (5,500)  $     -     $      (94,857)      $  (500)  $(1,715)
                        ===========  ==========  =================    ========  ========






























See accompanying notes to financial statements.

                                             4
Submission page 24 of 38

Idaho Technical, Inc.
(a development stage company)

Statements of Stockholders' Equity
Period from August 1, 1968 (Date of inception) to May 31, 1999

                                                            Deficit
                                                            Accumulated
                                              Additional    During the
                                Common        Paid-in       Development
                                Stock         Capital       Stage             Total
                                ----------    -----------   -------------     -----------
At Inception, August 1, 1968    $     -       $      -      $       -         $     -
Add (Deduct):
1969-14,130 shares issued
     for services for $.05
     per share                         71            631            -               702
1970-1,405,000 shares issued
     for mining rights for $.05
     per share                      7,025          63,225            -            70,250
1970-55,500 shares issued
     for services for $.05
     per share                        278           2,497           -             2,775
1973-10,000 shares issued
     for services for $.05
     per share                         50             450            -              500
1976-500 shares issued
     for services for $.05
     per share                          3              22            -               25
1978-12,000 shares issued
     for services for $.05
     per share                         60             540            -              600
1980-225,000 shares issued
     for services for $.05
     per share                      1,125          10,125            -           11,250
1984-20,000 shares issued
     for services for $.05
     per share                        100             900            -            1,000
1986-10,000 shares issued
     for services for $.05
     per share                         50             450            -              500
1990 - 10,000 shares issued
     for services for $.05
     per share                         50             450            -              500
1993-25,000 shares issued
     for services for $.05
     per share                        125           1,125            -            1,250
Net loss from inception
     through February 28, 1997        -                -         (89,357)       (89,357)
                                ----------    -----------   -------------     -----------
Balances, February 28, 1997         8,936          80,421        (89,357)           -
Deduct:
     Net loss for the year
     ended February 28, 1998          -                -             -              -
                                ----------    -----------   -------------     -----------
Balances, February 28, 1998     $   8,936     $    80,421   $    (89,357)     $     -

See accompanying notes to financial statements.

                                             5
Submission page 25 of 38

Idaho Technical, Inc.
(a development stage company)

Statements of Stockholders' Equity (continued)
Period from August 1, 1968 (Date of inception) to May 31, 1999

                                                            Deficit
                                                            Accumulated
                                              Additional    During the
                                Common        Paid-in       Development
                                Stock         Capital       Stage             Total
                                ----------    -----------   -------------     -----------
Balance forward                 $   8,936     $ 80,421      $   (89,357)        $      -

Add (Deduct):
1999-10,000 shares issued for
     services for $.05 per share
     in April 1998                     50          450              -                500
1999-1,000,000 shares issued for
     services for $.005 per share
     in January 1999                5,000          -                -              5,000
Net loss for the year ended
     February 28, 1999                -            -             (5,500)          (5,500)
                                ----------    -----------   -------------     -----------
Balances, February 28, 1999     $  13,986     $ 80,871      $   (94,857)      $      -

Add (Deduct):
Net loss for the quarter ended
     May 31, 1999 (unaudited)         -            -             (1,715)          (1,715)
                                ----------    -----------   -------------     -----------
Balances, May 31, 1999
(unaudited)                     $  13,986     $ 80,871      $   (96,572)      $   (1,715)
                                ==========    ===========   =============     ===========
























See accompanying notes to financial statements.

                                           5a
Submission page 25a of 38

Idaho Technical, Inc.
(a development stage company)

Statements of Cash Flows


                                                    Period from August    (Unaudited)
                                                    1, 1968 (Date of   Three Months Ended
                           Years ended February 28,    Inception) to    May 31,   May 31,
                              1999         1998     February 28, 1999    1998      1999
                           -----------  ----------  -----------------  --------  --------
Cash Flows From Operating
Activities
 Net loss                  $  (5,500)  $     -     $     (94,857)      $  (500)  $(1,715)
 Adjustments to reconcile
   net loss to net cash
   provided by operating
   activities:
     Issuance of common
     Stock for services
     rendered and claims       5,500          -            94,857         (500)      -
     Increase in accounts
       Payable                   -            -               -            -        1,715
                           -----------  ----------  -----------------  --------  --------

 Net cash provided by
   operating activities          -            -               -            -         -

Net Increase in Cash

Cash, Beginning of
   Year/Period                   -            -               -            -         -
                           -----------  ----------  -----------------  --------  --------

Cash, End of Year/Period   $     -      $     -     $         -        $   -     $   -
                           ===========  ==========  =================  ========  ========




















See accompanying notes to financial statements.

Submission page 26 of 38

Idaho Technical, Inc.
(a development stage company)

Notes to Financial Statements
(Information relating to Three Months Ended May 31, 1999 and 1998 is unaudited.)



Note  1  -  Summary  of  Significant  Accounting  Policies

Company - The Company was incorporated in Idaho on August 1, 1968, as Idaho Copper and Gold, Inc. a mining exploration company. In 1998, the Company changed its name to Idaho Technical, Inc. The accompanying financial statements reflect the activities of the Company from it's inception through February 28, 1999. The Company operates on a fiscal year ending February 28.

Stock split - In January 1999, the Company approved an amendment to its Articles of Incorporation increasing the authorized number of common shares from 6,000,000 shares to 60,000,000 shares and changing the par value from $.05 per share to $.005 per share. All references in the accompanying financial statements to authorized and outstanding shares reflect the amendment.

Use of estimates - The preparations of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited interim financial data - The unaudited interim financial statements as of May 31, 1999, and for the three months ended May 31, 1998 and 1999 have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments necessary to present fairly the information set forth therein, in accordance with generally accepted accounting principles. The Company believes that the results of operations for the three months ended May 31, 1999 are not necessarily indicative of the results to be expected from future periods.

Note  2  -  Development  State  Operations

The Company was formed in 1968 and obtained certain mining claims and rights. Those rights were subsequently abandoned and the Company has conducted no business since 1993. The Company has never generated any revenue in its history. The Company is currently pursuing registration as a public company. The Company's ability to continue in business is dependent upon obtaining sufficient financing or attaining future profitable options.

Note  3  -  Going  Concern

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover it's operating costs and allow it to continue as a going concern. The Company is presently pursuing a private placement to raise $5,000 in exchange for 1,000,000 shares of common stock. In the interim, management is committed to covering all operating and other costs until a merger is completed.




Submission page 27 of 38
                                         7

                                    PART III


Item  1.  Exhibit  Index
No.                                                                Sequential

                                                                    Page  No.

(3)  Certificate  of  Incorporation  and  Bylaws

     3.1     Certificate of Incorporation  and Amendments Thereto          29

     3.2     Bylaws                                                        32

(27)  Financial  Data  Schedule

     27.1     Financial  Data  Schedule                                    38




                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

IDAHO  TECHNICAL,  INC.
(Registrant)

Date:  May  3,  1999                         /s/ Dale  A.  Miller
                                             ------------------------------
                                             Dale  A.  Miller,  President